SEC FILE NUMBER: 0-7900

CUSIP NUMBER:  53215T106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):                      ☑  Form 10-K       ☐  Form 20-F       ☐  Form 11-K        ☐   Form 10-Q
☐   Form 10D                          ☐   Form N-SAR                      ☐  Form N-CSR

For Period Ended: February 28, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Life Partners Holdings, Inc.
Full name of registrant

N/A
Former name if applicable

204 Woodhew Drive
Address of Principal Executive Office (Street and number)

Waco, Texas 76712
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Life Partners Holdings, Inc. (“We”) was unable to file our Annual Report on Form 10-K for the year ended February 28, 2011 (the “2011 Annual Report”) by the prescribed date because management has not yet completed its determination of the timing and amount of certain non-cash impairment charges relating to our life settlements held for investment.  As a result of the time required to complete the impairment analysis, we require additional time to complete the financial statements (and the required audit thereof) to be included in the 2011 Annual Report to reflect this impairment analysis.  We are working diligently to complete the analysis and anticipate that the 2011 Annual Report will be filed within the time allowed by this extension under Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
David M. Martin	(254) 751-7797
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☑    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☑    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting a significant change in results of operations for the year ended February 28, 2011 (“fiscal 2011”), compared to the year ended February 28, 2010 (“fiscal 2010”), primarily due to a large market drop in the estimated volume for life settlements generally and the impact in our fourth fiscal quarter of the publication of news articles criticizing our operations coupled with our disclosure of an SEC investigation.

Management’s determinations about the impairment changes may result in further significant changes to the results of operations for fiscal 2011.  On our balance sheet, investments in policies (life settlements) is the largest, long-lived asset ($16,640,353 at February 28, 2010), the value of which is carried at our total basis in the policies (original cost plus capitalized premiums).  To test whether the carrying value of these policies is impaired, we adjust the carrying values based on assumptions made about remaining life expectancy, the funds needed to maintain the policies until maturity, discount rates and potential return.  This evaluation provides us with an estimate of impairment of individual policies and also provides us with an estimate of the policies’ total fair value.  For fiscal 2011, we have begun using a revised fair value approach to our impairment testing, which we believe will better comport with the long term trend within the accounting industry, the SEC and the approaching international accounting standards that may require us to value our investment in policies at fair value.  We will continue to refine our impairment and fair value calculations as policies mature, we have more historical data to use for estimates, and as the life settlement industry matures and more empirical data is available.

Using this revised fair value approach, we estimate that we will incur a total impairment charge to investments in policies of approximately $8.0 million.  A portion of this charge may be applicable to prior years and we are completing calculations and analysis to determine any amount that may be applicable to previous reporting periods.  Until we complete the impairment analysis, we cannot determine the amount allocable to the current fiscal year and the amounts, if any, allocable to prior fiscal years.

Based on our unaudited, preliminary results and before adjustment for the impairment charges discussed above, we anticipate the following results of operations for fiscal 2011.

•
Revenues decreased by $19,410,445, or 17.1%, from $112,996,283 to $93,585,838, primarily due to the decreased number of settlements from 201 to 158, a decrease in the total face value of policies from $590,189,000 to $492,323,743, and a $2.3 million decrease due to increased deferred monitoring costs.

•	Net income decreased by $6,564,187, or 22.3%, from $29,426,278 to $22,862,091, primarily due to the reasons noted above for the decrease in revenues (before impairment charges).

•	Operating and administrative expenses were comparable for the periods - $14,294,149 for fiscal 2011 and $14,581,310 for fiscal 2010 (before impairment charges).

•
Net cash flows from operating activities decreased by 0.6%, decreasing $179,673 from $31,089,880 to $30,910,207.  The decline in net income was largely offset by a reduction of account receivable of $5,928,109.

•	Working capital was $30,173,799, which increased by $114,963.

These amounts are still subject to change because, as noted above, management has not yet completed its determination of the timing and amounts of the charge for impairment to our investments in policies.

The financial results and financial position for fiscal 2011 described above are unaudited and subject to change based on the completion of our 2011 Annual Report.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including regarding our expectations as to the filing date of our Annual Report and as to our financial results, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to, our ability to perform the valuations necessary to complete the impairment determinations, completion of our financial statements and Annual Report, finalization of the audit and any resulting adjustments, the ongoing effects of the SEC investigation, including its impact on the work of our independent auditors, our ability to file its Annual Report within the extension period, the impact on our business and the risks detailed from time to time in our periodic reports filed with the SEC.  We disclaim any intent or obligation to update or revise any forward looking statements.

Life Partners Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2011	By: /s/ David M. Martin Name: David M. Martin Title: Chief Financial Officer